October 31, 2024

Via Edgar Transmission

Ms. Jennifer O’Brien

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Re:	Magic Empire Global Limited (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2023 Response dated October 9, 2024 File No. 001-41467

Dear Ms. O’Brien:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated October 17, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form 20-F for Fiscal Year Ended December 31, 2023 (the “Form 20-F”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Form 20-F for the Fiscal Year Ended December 31, 2023

General

1.	Regarding the Company’s response to staff’s previous comment 1, we have the following comments:

● Please update the calculations and discussion under “Sources of Present Income” to cover the preceding 12 months rather than the preceding nine months.

● Under “Nature of Present Assets,” please provide additional detailed information about the line-item “Other receivables” in your chart for the Company and its subsidiaries. Specifically, please describe whether and how such receivables are documented, the financial terms of such arrangements and the purposes for entering into such arrangements. Please also ensure that your response is specific as to the nature and terms of the receivables for both the Company and each applicable subsidiary.

● The “Nature of Present Assets” table provides that MEIL does not hold any investment securities as of September 30, 2024. However, the “Sources of Income” table provides that MEIL earned 1,105,998 HK$ in income from investment securities for the nine-month period ending September 30, 2024. Please clarify the source of the income from investment securities (for example, any investment securities that were sold).

● The Company failed to discuss its treatment of time deposits in the context of the analysis under Section 3(a)(1)(A) of the Investment Company Act (“1940 Act”) as previously requested. Please do so in your response. To the extent the Company believes that such time deposits should be treated as cash items for purposes of Section 3(a) of the 1940 Act, please ensure that your response includes a detailed legal analysis supporting your position.

● Please recalculate all calculations under “Nature of Present Assets” and “Sources of Income” and under Section 3(a)(1)(C) in response to our prior comment under the assumption that time deposits are investment securities and to account for data as of the most recent fiscal quarter end.

Response:

MEGL is an offshore holding company incorporated in the British Virgin Islands (“BVI”). All of MEGL’s subsidiaries are incorporated in  Hong Kong. Through the subsidiaries, the Company is a financial services provider in Hong Kong and the Company’s principal revenue stream since its establishment has been derived and is deriving from the provision of corporate finance advisory services, including IPO sponsorship services, financial advisory services, independent financial advisory services, compliance advisory services and underwriting services in Hong Kong. All of the Company’s revenue were derived in Hong Kong and the Company has not provided any services outside Hong Kong.

The Company is a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC, or NASDAQ, the Company may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. The Company takes advantage of the exemptions afforded to foreign private issuers that it is exempted from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four (4) days of their occurrence. The Company is only obliged to issue half-yearly results for the six months ending June 30 on Form 6-K and annual results for the year ending December 31 on Form 20-F. The Company is exempted from filing quarterly reports.

The table below set for the breakdown of sources of revenue of the Company and its subsidiaries, on an unconsolidated basis and for the Group as a consolidated basis, for the 21 months ended September 30, 2024 (i.e the year ended December 31, 2023 and nine months ended September 30, 2024).

	For the year ended December 31, 2023 (unconsolidated basis)						Concolidated

	MEGL	GFHL	GCL	GIL	MEIL	GCSL	Group
	HK$	HK$	HK$	HK$	HK$	HK$	HK$

Revenue			13,592,030			200,000	13,792,030
Other income	1,717,575	-	518,263	1,293,527	901,878	39	4,431,282
Income from investment securities	-	-	-	-	-	-	-
Loss due to long-term investment	-	-	-	-	(1,963,000)	-	(1,963,000)
Net profit/(loss) after tax	(679,057)	(9,955)	243,160	1,011,418	(1,072,417)	23,039	(483,812)

% of revenue from investment securities	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

	For the nine months ended Sept 30, 2024 (unconsolidated basis)						Concolidated

	MEGL	GFHL	GCL	GIL	MEIL	GCSL	Group
	HK$	HK$	HK$	HK$	HK$	HK$	HK$

Revenue		-	9,865,600	-	-	-	9,865,600
Other income	841,421	-	151,720	1,066,079	591,131	151	2,650,502
Income from investment securities	-	-	-	-	1,105,998	-	1,105,998
Net profit/(loss) after tax	(334,453)	(5,205)	(2,578,477)	777,845	1,594,750	(5,504)	(51,044)

% of revenue from investment securities	0.0%	0.0%	0.0%	0.0%	N/A	0.0%	11.2%

As set out in the table above, 100% of the revenue of the Company were derived from its provision of corporate finance advisory services for the 21 months ended September 30, 2024. The Company and its subsidiaries also recorded other income of which substantially were bank interest income from saving accounts and time deposits with maturity of not more than 3 months, for the 21 months ended September 30, 2024. During the year ended December 31, 2023, MEIL recorded a loss of HK$1,963,000 relating to the write down of investment cost in Company C. MEIL recorded investment income of HK$1,105,998 during the nine months ended September 30, 2024, which was derived from the disposal of the investment fund in July 2024. On a consolidated basis, the investment income only accounted to 0% and 11.2% of the Company’s total revenue for the year ended December 31, 2023 and nine months ended September 30, 2024, respectively.

Based on the above analysis, the Company is primarily engaged in the non-investment company business of provision of corporate finance advisory services and is not an investment company under Section 3(a)(1)(A) of the Act.

The other receivable of HK$14,500,000 as of September 30, 2024 under GIL, at unconsolidated basis and at Group’s consolidated basis (being the same other receivable) represented the payment obligation arising from the redemption of investment in Company A. The Company divested its long-term investment and requested for redemption of the investment in Company A at cost and the other receivable represented the sum to be received by the Company. The other receivable represented the payment obligation to the received by the Company and bear no interest and was due for payment by December 31, 2025.

The Company cash balance consists of cash at bank and short-term time deposits with maturity not more than three months. The Company accounted for cash balance in its financial statements in accordance with generally accepted accounting principal (“GAAP”) ASC 305, “Cash and Cash Equivalents” and the general definition of cash and cash equivalents adopted by the SEC.

Under ASC 305-10-20, cash equivalents are short-term, highly liquid investments that have both of the following characteristics:

a. Readily convertible to known amounts of cash

b. So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

The cash and short-term time deposits with maturity not more than three months of the Company fulfil the above characteristics that:

(a)	They are readily convertible to known amounts of cash upon maturity; and
(b)	All of the time deposits are short-term in nature with maturity of not more than 3 months and they present insignificant risk of changes in value because of changes in interest rates.

The term “cash item” is not defined in the text of the Investment Company Act, or in rule 3a-1. In proposing rule 3a-l, the essential qualities of a cash item for purposes of section 3(a)(I)(C) and rule 3a-1 is a high degree of liquidity and relative safety of principal.

All of the short-term time deposits were placed in licensed banks in Hong Kong which are supervised by the Hong Kong Monetary Authority (“HKMA”). The HKMA is responsible for the authorization, regulation and supervision of banking business and the business of taking deposits in Hong Kong. In Hong Kong, all deposits denominated in Hong Kong dollars, Renminbi or other currencies held with the Hong Kong Offices of a Scheme member are protected. The Hong Kong Deposit Protection Board (“HKDPB”) is an independent statutory body formed under the Deposit Protection Scheme Ordinance of Hong Kong to oversee the operations of the Deposit Protection Scheme (“DPS”). The DPS protects deposits placed with Scheme members and the protection is statutory.

According to the DPS, the following types of deposits are protected in Hong Kong:

●	Conventional deposits placed with Scheme members (e.g. savings account deposits, current account deposits and time deposits with a term not exceeding 5 years)

●	Deposits in personal, joint and company accounts

●	Secured deposits

With effect from 1 October 2024, the protection limit is HK$800,000 per depositor per Scheme member.

Under the DPS scheme of Hong Kong, there is no difference between the risk level of any savings account deposits and short-term time deposit with maturity not more than 3 months.

In terms of liquidity, short-term time deposit with maturity of not more than 3 months have a high degree of liquidity. The short-term deposits can be terminated any time with insignificant bank charge and considered highly liquid.

Another detrimental factor to differential cash items and investment securities is investment intent. The Company carefully monitors its cashflow for operation and put the surplus cash not immediate in use under short-term deposit with maturity not more than 3 months. There is no investment intent for placing short-term time deposit:

(i)	the Company has been a financial services provider in Hong Kong principally engages in the provision of corporate finance services. The Company is not and does not intend to hold itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. The Company considers cash and short-term time deposits as cash items and the Company is not engaging in the business of investing cash into time deposit for revenue. As shown in the revenue breakdown of the Company above, the Company’s revenue was from the provision of corporate finance services and the Company accounts for bank interest income as other income;

(ii)	the Company has not represented that it is involved in any business other than the provision of corporate finance services. The Company does not represent that it is in the business of investing cash into short-term time deposit for an investment income; and

(iii)	the activities of the officers and directors align with the Company’s representation that it is not involved in any business other than the provision of corporate finance services in Hong Kong. The officers and directors spend a trivial and negligible time in renewing the short-term time deposits. They utilize substantially all of the time in the provision of corporate finance services in Hong Kong.

Based on the above, it is crystal clear that there was no intent for investment by the placement of short-term time deposit.

The Company considers that the treatment of cash and short-term time deposit as cash and cash equivalent aligns with the general definition of cash and cash equivalent of the SEC. The Company notes that other listed companies adopt the same approach in presenting their financial statements. For instance, section 210.5-02 of Regulation S-X governs the form and content of financial statements filed with the SEC and provides guidance on the classification and presentation of cash and cash equivalents. The definition of cash and cash equivalents under regulation S-X align with the ACS 305.

The classification of short-term time deposit as investment securities would, however, create a conflict of the requirements of the SEC and GAAP and result in a misleading result. Accordingly, the Company submits to the SEC that the re-calculation assuming time deposits are investment securities are not applicable to the Company.

2.	The Company’s response to prior comment 2 states that Company D “does not have readily determinable fair value.” Please note that, for purposes of the 1940 Act, the Company is required to use the definition of “value” under Section 2(a)(41) of the 1940 Act which requires a good faith determination of fair value (rather than solely relying on purchase price). Please ensure that, when assessing its compliance with the 1940 Act, the Company and its subsidiaries value Company D, and any future investments, appropriately.

Response: It is submitted that, as of the date of this reply, the Company has divested its investment in Company D. Accordingly, as of the date of this reply, the Company has no long-term investment nor any investment in Company D, nor any investment securities.

3.	The Company’s response to prior comment 4 was cursory and did not contain sufficient information and analysis to permit the staff to evaluate the Company’s position. Accordingly, we again reissue the comment in its entirety.

Response: We respectfully  advise the Staff that the Company believes that it is not an investment adviser as defined under the U.S. Investment Adviser Act of 1940 (the “Investment Adviser Act”)

Pursuant to SEC. 202. [80b–2] (11) ‘‘Investment adviser’’ means any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities; but does not include (A) a bank, or any bank holding company as defined in the Bank Holding Company Act of 1956, which is not an investment company, except that the term ‘‘investment adviser’’ includes any bank or bank holding company to the extent that such bank or bank holding company serves or acts as an investment adviser to a registered investment company, but if, in the case of a bank, such services or actions are performed through a separately identifiable department or division, the department or division, and not the bank itself, shall be deemed to be the investment adviser; (B) any lawyer, accountant, engineer, or teacher whose performance of such services is solely incidental to the practice of his profession; (C) any broker or dealer whose performance of such services is solely incidental to the conduct of his business as a broker or dealer and who receives no special compensation therefor; (D) the publisher of any bona fide newspaper, news magazine or business or financial publication of general and regular circulation; (E) any person whose advice, analyses, or reports relate to no securities other than securities which are direct obligations of or obligations guaranteed as to principal or interest by the United States, or securities issued or guaranteed by corporations in which the United States has a direct or indirect interest which shall have been designated by the Secretary of the Treasury, pursuant to section 3(a)(12) of the Securities Exchange Act of 1934, as exempted securities for the purposes of that Act; (F) any nationally recognized statistical rating organization, as that term is defined in section 3(a)(62) of the Securities Exchange Act of 1934, unless such organization engages in issuing recommendations as to purchasing, selling, or holding securities or in managing assets, consisting in whole or in part of securities, on behalf of others; (G) any family office, as defined by rule, regulation, or order of the Commission, in accordance with the purposes of this title; or (H) such other persons not within the intent of this paragraph, as the Commission may designate by rules and regulations or order.

The Company is a financial services provider in Hong Kong which principally engages in the provision of corporate finance advisory services. All of the Company’s revenue were derived in Hong Kong and the Company has not provided any services outside Hong Kong, including the United States. The Company’s principal revenue stream since its establishment has been derived and is deriving from the provision of corporate finance advisory services, including IPO sponsorship services, financial advisory services, independent financial advisory services, compliance advisory services and underwriting services.

The table below set for the breakdown of revenue of the Company and its subsidiaries, on an unconsolidated basis and for the Group as a consolidated basis, for the 21 months ended September 30, 2024 (i.e the year ended December 31, 2023 and nine months ended September 30, 2024).

	For the year ended December 31, 2023 (unconsolidated basis)						Concolidated

	MEGL	GFHL	GCL	GIL	MEIL	GCSL	Group
	HK$	HK$	HK$	HK$	HK$	HK$	HK$

IPO Sponsorship services	-	-	4,500,000	-	-	-	4,500,000
FA and IFA	-	-	7,105,000	-	-	-	7,105,000
Corporate servicess	-	-		-	-	200,000	200,000
Compliance advisory services	-	-	1,987,030	-	-	-	1,987,030

Total	-	-	13,592,030	-	-	200,000	13,792,030

	For the nine months ended Sept 30, 2024 (unconsolidated basis)						Concolidated

	MEGL	GFHL	GCL	GIL	MEIL	GCSL	Group
	HK$	HK$	HK$	HK$	HK$	HK$	HK$

IPO Sponsorship services	-	-	400,000	-	-	-	400,000
FA and IFA	-	-	8,940,000	-	-	-	8,940,000
Corporate servicess	-	-	-	-	-	-	-
Compliance advisory services	-	-	555,600	-	-	-	555,600

Total	-	-	9,895,600	-	-	-	9,895,600

As shown from the revenue breakdown of the Company and of its subsidiaries above, during the year ended December 31, 2023 and the nine months ended September 30, 2024, all of the Company’s revenue were derived from the provision of corporate finance advisory services and corporate services, namely IPO sponsorship services, financial advisory (“FA”) services, independent financial advisory (“IFA”) services, compliance advisory services and underwriting services. The details of each service offering of the Company is set out below:

IPO sponsorship services:

GCL acts as sponsors to companies pursuing listing on the Main Board and GEM of the Stock Exchange of Hong Kong Limited, advising and guiding them throughout the listing process in return for sponsor’s fee. The main responsibilities as a sponsor to listing applicants include: (i) guiding and advising listing applicants through the IPO process in respect of the Listing Rules and the GEM Listing Rules; (ii) leading, coordinating and managing the entire listing process including formulating timetable and offering strategies, advising the clients on the engagement of professional parties, anticipated costs and major milestones and challenges during the listing process; (iii) conducting due diligence (including conducting site visits and reviewing clients’ documents to understand clients’ major business operations, financial information, legal and compliance matters, conducting interviews with clients’ customers and suppliers and reviewing clients’ internal control matters and ensuring that the due diligence standards under Practice Note 21 to the Listing Rules or Practice Note 2 to the GEM Listing Rules (as the case may be) and the Code of Conduct are met) and assessing listing applicants’ suitability for listing; (iv) making submissions and addressing comments and matters raised by the regulators in connection with the listing application; (v) liaising with the intermediaries and underwriting syndicates; (vi) ensuring sufficient disclosure in the prospectus and application documents in compliance with the relevant regulatory requirements; (vii) assessing investors’ interests in the proposed listing; (viii) managing the process of the public offer to ensure it is conducted in a fair and orderly manner to ensure an open market for the shares to be issued under such public offer; and (ix) maintaining sufficient books and records to demonstrate that proper due diligence is conducted, contentions issues are investigated and how conclusions are reached.

Financial advisory and independent financial advisory services:

GCL acts as (i) financial advisers (a) to clients advising them on the terms and structures of the proposed transactions, and the relevant implications and compliance matters under the Hong Kong regulatory framework for listed companies such as the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong, as amended, supplemented or otherwise modified from time to time. Listing Rules, the Rules Governing the Listing of Securities on GEM, as amended, supplemented or otherwise modified from time to time and the Takeovers Code; and (b) to clients pursuing listing on other stock exchange; and (ii) independent financial advisers giving opinions or recommendations to the independent board committee and independent shareholders of listed companies, in return for advisory fee. As an independent financial adviser, the Company is mainly responsible for conducting reviews and analyses on the proposed transactions and assessing the fairness and reasonableness of the terms of the proposed transactions. Upon such assessments, the Company issues its opinion letters to the independent board committee and/or independent shareholders of listed issuers with voting recommendations, which are incorporated in the circulars pursuant to the Listing Rules, the GEM Listing Rules and the Takeovers Code. The Company is also responsible for assisting its clients to obtain the necessary clearance or approval in relation to its opinion letters from the Stock Exchange and/or the SFC.

Compliance advisory services:

GCL acts as compliance advisers to listed companies on the Main Board and GEM and advise them on post-listing compliance matters in return for compliance advisory fee. As a compliance adviser, the Company main responsibilities include: (i) ensuring that clients are properly guided and advised as to compliance with the Listing Rules and the GEM Listing Rules (as the case may be); (ii) upon the clients notifying the Company of a proposed change in the use of proceeds of the initial public offering, discussing with the clients (a) their operating performance and financial condition by reference to their business objectives and use of issue proceeds as stated in the listing document; (b) compliance with the terms and conditions of any waivers granted from the Listing Rules or the GEM Listing Rules (as the case maybe); (c) whether any profit forecast or estimate in the listing document will be or has been met by the clients and advise the clients to notify the Stock Exchange and inform the public in a timely and appropriate manner; and (d) compliance with any undertakings provided by the clients and its directors at the time of listing, and, in the event of non-compliance, discuss the issue with the board of directors of the clients and make recommendations to the board regarding appropriate remedial steps; (iii) accompanying the clients to any meetings with the Stock Exchange, unless otherwise requested by the Stock Exchange; (iv) in relation to an application by the clients for a waiver from any of the requirements in Chapter 14A of the Listing Rules or Chapter 20 of the GEM Listing Rules (as the case maybe), advising the clients on their obligations and in particular the requirement to appoint an independent financial adviser; and (v) providing advices to the clients upon their requests before the publication of any regulatory announcement, circular or financial report, where a transaction which might be a notifiable or connected transaction is contemplated including share issues and share repurchases and where the clients proposes the change of the use of the proceeds of initial public offerings.

Underwriting services:

GCL provides underwriting services by acting as global coordinator, bookrunner, lead manager or underwriter for listing applicants in IPOs or other fundraising activities, in return for underwriting commission.

Corporate services:

GCSL provides corporate services which include accounting and financial reporting advisory, company secretarial services, internal control enhancement, investor relations advisory and other consulting services.

Based on the revenue breakdown of the Company and its subsidiaries for the year ended December 31, 2023 and the nine months ended September 30, 2024 and the description of the service offering of the Company and its subsidiaries above, the Company has not, for compensation, engaged in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities, or any other activities of any investment adviser as defined by the Investment Adviser Act.

Accordingly, the Company firmly believes that it is not an investment adviser as defined under the Investment Adviser Act and is not required to be registered with the Commission or with any state.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick
Direct Dial: +852.3923.1188
Email: lvenick@loeb.com